Mail Stop 4561

July 26, 2007

Mr. Steven R. Mumma
President, Co-Chief Executive Officer and Chief Financial Officer
New York Mortgage Trust, Inc.
1301 Avenue of the Americas
New York, NY  10019

     **Re:**    **New York Mortgage Trust, Inc.**
            **Form 10-K for the fiscal year ended December 31, 2006**
            **File No. 001-32216**

Dear Mr. Mumma:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Significance of Estimates and Critical Accounting Policies

Loan Loss Reserves on Mortgage Loans, page 34

1. We note from your disclosure on page 33 that you repurchased a total of $28.9 million of mortgage loans in 2006, that sub-prime and Alternative-A loans comprised approximately 10% and 26% of your 2006 originations, respectively. Additionally, we have noted disclosure, in your Form 8-K filed on April 3, 2007, that repurchases in February and March of 2007 led to an increase in your 2006 loan loss reserves by an additional $782,000. In light of unfavorable market conditions, recent downgrades of mortgage backed securities by credit agencies, and the likelihood that climbing interests rates will lead to higher default rates as ARM and Hybrid ARM reset, please tell us how these negative trends and the industry downturn has impacted your impairment analyses and include discussion of specific assumptions that have changed in connection with performing these analyses. In your response, please address both loan repurchases as well as loans held for the purpose of generating net interest income. Finally, please tell us the amount of loans, if any, that you have been required to repurchase related to your origination business subsequent to your most recent periodic filing.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

2. We note that dividends paid have exceeded net cash provided by (used in) operating activities during two of the three periods provided in your consolidated statements of cash flows. Please discuss the source(s) of these excess distributions, within the *Liquidity and Capital Resources* section of your *Management's Discussion and Analysis of Financial Condition and Results of Operations*, as dividends in excess of net cash provided by operating activities raise concerns about the sustainability of dividend distributions into the future.

1. Summary of Significant Accounting Policies

Mortgage Loans Held in Securitization Trusts, page F-10

3. We note from your disclosure that your fourth securitization in March 2006 (unlike the first three that were treated as financings) was treated as a sale for accounting purposes. Please tell us how you met all of the criteria in paragraph 9 of SFAS 140 in order to qualify for sales treatment. Additionally, please provide

the disclosures required by paragraph 17h of SFAS 140, including disclosure of the gain or loss from the sale of assets in securitizations.

2.  Investment Securities Available For Sale, page F-15

4.  We note that you have accounted for the retained interests from your securitization transactions within *Investment Securities Available For Sale*.  Your disclosure on page F-15 indicates that you determined the carrying value for the $23.9 million in retained interests by obtaining dealer quotes.  Given the nature of the retained interests, please give us a detailed understanding of how you have reached the determination that such securities have not been impaired under the guidance in SFAS 115 and in light of recent in events in the market, which include significant pricing pressure on lesser quality securities as well as illiquidity.

General

5.  Please provide *Schedule IV – Mortgage Loans on Real Estate* as prescribed by Rule 12-29 of Regulation S-X.

Exhibit 31.1 and 31.2

6.  We noted that you have made certain modifications to the exact form of the required certifications including the deletion of the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and changing the phrase "other certifying officer(s)" to "other certifying officers" in paragraphs 4 and 5.  Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Kevin Woody
Branch Chief